UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

Date of Information Statement: July 25, 2019

Virtual Crypto Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Commission File No.: 000-15746

Delaware	68-0080601
(State of Incorporation)	(I.R.S. Employer Identification No.)

11 Ha’amal Street, Rosh Ha’ayin, Israel	4809174
(Address of Registrant’s Office)	(ZIP Code)

Registrant’s Telephone Number, including area code: +972 3-600-3375

VIRTUAL CRYPTO TECHNOLOGIES, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 25, 2019

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF VIRTUAL CRYPTO TECHNOLOGIES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

General

This information statement (this “Information Statement”) is being furnished on or about July 25, 2019 to the holders of record at the close of business on July 25, 2019 (the “Record Date”) of the common stock, par value $0.0001 per share of Virtual Crypto Technologies, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our board of directors other than at a meeting of our shareholders. Pursuant to Rule 14f-1, such change in majority control of the board of directors may not occur earlier than ten (10) days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and the date on which we mail this Information Statement to holders of record of our common stock as of the Record Date. Accordingly, the change in a majority of our directors in accordance with the Agreement (as defined herein) will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be mailed on or about July 25, 2019 to our shareholders of record on the Record Date.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE APPOINTMENT OF NOAM BAND AND JONATHAN STEFANSKY TO THE COMPANY’S BOARD OF DIRECTORS.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Share Exchange Agreement

As previously reported in the Company’s report on Form 8-K filed with the SEC on February 7, 2019 (the “Initial 8-K”), the Company entered into a certain Share Exchange Agreement (the “Agreement”) with Algomizer Ltd. (“Algomizer”), pursuant to which Algomizer agreed to assign, transfer and deliver its 99.83% holdings in Viewbix Ltd. (“Viewbix”) to the Company in exchange for shares of restricted common stock of the Company, representing 65% of the issued and outstanding share capital of the Company on a fully diluted basis as of the Closing Date, following the conversion of convertible notes of the Company into shares of the Company’s restricted common stock, and which excludes warrants to purchase shares of the Company’s common stock expiring in 2020, with an exercise price representing a valuation of the Company equal to at least $30,000,000 (“Fully Diluted Share Capital”), and additional warrants as further described below. In addition, upon the earlier of: (a) the launch of a live video product to an American consumer in the United States by Viewbix, or (b) the launch of an interactive television product to an American consumer in the United States by Viewbix, the Company will issue to Algomizer an additional 1,642,193 shares of restricted common stock of the Company representing 5% of the Fully Diluted Share Capital immediately following the Closing Date.

The foregoing description of the Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, of which was filed as Exhibit 10.1 to the Initial 8-K, and is incorporated by reference herein.

On July 25, 2019 (the “Closing Date”), pursuant to the Agreement, the Company and Algomizer consummated the Agreement (the “Closing”), and as a result, the Company issued to Algomizer at the Closing: (i) 20,281,085 shares of common stock of the Company; (ii) warrants to purchase 3,649,318 shares of restricted common stock of the Company with an exercise price of $0.48 per share, representing a valuation of the Company equal to $15,000,000 on a Fully Diluted Share Capital basis, which represents 10% of the Fully Diluted Share Capital immediately following the Closing Date for a period of ten (10) years; and (iii) warrants to purchase 3,649,318 shares of restricted common stock of the Company with an exercise price of $0.80 per share, representing a valuation of the Company equal to $25,000,000 on a Fully Diluted Share Capital basis, which represents 10% of the Fully Diluted Share Capital immediately following the Closing Date for a period of ten (10) years.

Change in Board of Directors and Executive Officers

Upon the Closing, our board of directors underwent changes to its composition. Mr. Eyal Ben-Ami, who served as a member of our board of directors, resigned, which will become effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders. Concurrent with Mr. Ben-Ami’s resignation, Mr. Noam Band and Mr. Jonathan Stefansky were appointed to the Company’s board of directors, and will join Mr. Alon Dayan to form a three (3) member board of directors. Mr. Band will serve as the chairman of the board of directors, and Mr. Stefansky, in addition to his service as our director, will also become our chief executive officer.

Prior to the Closing, neither Mr. Band nor Mr. Stefansky were directors of the Company, did not hold any previous position with the Company nor has either been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. Mr. Band and Mr. Stefansky have not been the subject of any bankruptcy petition filed by or against any business of which either was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

In addition to the appointments of Mr. Band and Mr. Stefansky, Mr. Amihay Hadad was appointed to serve as our chief financial officer and Mr. Hillel Scheinfeld was appointed to serve as our chief operating officer.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

Our authorized capital stock consists of 490,000,000 shares of common stock at a par value of $0.0001 per share. As of July 25, 2019, there were 31,201,669 shares of common stock issued and outstanding that are held by approximately 2,700 shareholders of record. No shares of preferred stock have been issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 31,201,669 shares of Common Stock issued and outstanding. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of voting stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock, as applicable, subject to options and warrants, or underlying other convertible securities, held by such person that are exercisable or convertible as of the Record Date or that will become exercisable or convertible within 60 (sixty) days thereafter are deemed outstanding for purposes of such person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)

Directors and Named Executive Officers:

Alon Dayan, Director	50,000	0.11

Noam Band, Chairman of the Board	-	-

Jonathan Stefansky, Director and Chief Executive Officer	-	-

Amihay Hadad, Chief Financial Officer	-	-

Hillel Scheinfeld, Chief Operating Officer	-	-

All officers and directors as a group:	-	-

5% or Greater Beneficial Owners

Algmoizer Ltd.(1)	27,579,721	65.72

(1) Based on (i) 20,281,085 shares of common stock outstanding as of the Record Date and (ii) 7,298,636 warrants to purchase shares of the Company’s common stock, which may be exercised within sixty (60) days of the Record Date.

DIRECTORS AND EXECUTIVE OFFICERS

Upon the Closing, and as described above, several changes were effected to our board of directors and executive leadership composition. Mr. Eyal Ben Ami, who served as a member of our board of directors, resigned effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders. Additionally, Mr. Alon Dayan, the Company’s currently serving chief executive officer, and Mr. Gadi Levin, the Company’s currently serving chief financial officer, each tendered their resignations from their respective positions effective immediately prior to and contingent upon the Closing. Mr. Dayan will continue to serve the Company as a member of the Company’s board of directors.

Concurrent with Mr. Ben Ami’s resignation, Mr. Noam Band and Mr. Jonathan Stefansky were appointed to the Company’s board of directors, and will join Mr. Alon Dayan to form a three (3) member board of directors.

Mr. Band has been appointed by our current board of directors to serve as the chairman of the board of directors, and Mr. Stefansky, in addition to his service as our director, has been appointed to the position of chief executive officer.

Resigning Directors and Executive Officers:

The following table sets forth certain information regarding the Company’s directors and executive officers prior to the Closing Date:

Name	Age	Position(s) with the Company
Mr. Eyal Ben-Ami	43	Director
Mr. Gadi Levin	47	Chief Financial Officer
Mr. Alon Dayan (1)	43	Chief Executive Officer

(1) Mr. Alon Dayan has tendered his resignation as the Company’s chief executive officer; however, Mr. Dayan will remain a member of the Company’s board of directors following the Closing Date.

The following biographical information regarding the foregoing directors and executive officers of the Company prior to the Closing is presented below:

Eyal Ben-Ami, Director

On January 19, 2018, our board of directors appointed Mr. Eyal Ben-Ami as a member of the board. From 2008 to the present, Mr. Ben-Ami has served as the Director of Employee Benefits at the IDB Bank of Israel. From 1993 through 2007, Mr. Ben-Ami was a professional soccer player and a member of Hapoel Tel-Aviv FC, a professional Israeli soccer team, and a member of Israel’s National Soccer Team.

Mr. Ben-Ami tendered his resignation from the board of directors on July 25, 2019, effective immediately.

Gadi Levin, Chief Financial Officer

On April 18, 2017, the board of directors appointed Mr. Levin to serve a chief financial officer of the Company. Mr. Levin has over 15 years of experience working with public US, Canadian and multi-jurisdictional public companies. Mr. Levin currently serves as chief financial officer of Briacell Therapeutics Corp (OTCQB: BCTXF, TSX-V: BRIA.V). Previously, Mr. Levin served as chief financial officer of DarioHeath Corp (NASDAQ: DRIO), a mHealth company operating in the field diabetes management. Mr. Levin also served as the Vice President of Finance and chief financial officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm, Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPO’s working with US GAAP and IFRS. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Mr. Levin tendered his resignation from his position as chief financial officer of the Company on July 25, 2019, and he has transitioned to the role of senior accounting consultant to the Company.

Alon Dayan, Chief Executive Officer

On March 14, 2018, Mr. Alon Dayan was appointed as a member of the Company’s board of directors. On January 24, 2018, Mr. Dayan was appointed as chief executive officer of the Company’s wholly-owned Israeli subsidiary, Virtual Crypto Technologies Ltd. From July 2014 to the present, Mr. Dayan served as the chief executive officer and founder of L1 Systems Ltd. Since July 2013, Mr. Dayan served as chief executive officer and was the founder of Polaris Star. From 2006 to July 2013, Mr. Dayan served as Regional Director-Sales and Business Development, for Elbit Systems Ltd (NASDAQ: ESLT). In 2003, Mr. Dayan received his B.Tech. degree in electronic engineering from Ariel University in Israel, which is an affiliate of Bar-Ilan University in Israel.

Mr. Dayan tendered his resignation from his position as the Company’s chief executive officer on July 25, 2019. Mr. Dayan will continue to serve the Company as a member of our board of directors.

Directors and Executive Officers Following the Closing Date and the Filing of this Information Statement:

The following table sets forth information regarding the Company’s executive officers and directors following the Closing Date, including those directors and officers who have already been appointed, as well as the directors who will be appointed on or after ten (10) days following the mailing of this Information Statement to the Company’s stockholders.

Name	Age	Position(s) with the Company
Mr. Noam Band	48	Chairman of the Board
Mr. Jonathan Stefansky	47	Director, Chief Executive Officer
Mr. Alon Dayan (1)	43	Director
Mr. Amihay Hadad	42	Chief Financial Officer
Mr. Hillel Scheinfeld	48	Chief Operating Officer

(1) Mr. Alon Dayan has tendered his resignation as the Company’s chief executive officer; however, Mr. Dayan will remain a member of the Company’s board of directors following the Closing Date.

The following biographical information regarding the foregoing directors and executive officers of the Company following the Closing Date and the filing of this Information Statement is presented below:

Noam Band, Chairman of the Board of Directors

Mr. Noam Band, 48, was appointed to the Company’s board of directors on July 25, 2019, where he will assume the role of chairman of the board of directors. Since 2013, Mr. Band has served as Algomizer’s chief executive officer and chairman of its board of directors. Mr. Band holds both a B.A. in economics and an MBA from the Hebrew University in Jerusalem.

Jonathan Stefansky, Director/Chief Executive Officer

Mr. Jonathan Stefansky, 47, was appointed on July 25, 2019 as both a member of the Company’s board of directors and the Company’s chief executive officer. Mr. Stefansky previously co-founded Viewbix and currently serves as its chief executive officer. Mr. Stefansky holds a B.A. in management information systems from Yeshiva University, New York, and an MBA from Baruch College’s Zicklin School of Business, New York.

Amihay Hadad, Chief Financial Officer

Mr. Amihay Hadad, 42, was appointed on July 25, 2019 by the Company’s board of directors to serve as its chief financial officer. From 2011 until 2018, Mr. Hadad served as the chief financial officer of Yedioth Internet and thereafter was appointed as chief financial officer of Algomizer. Mr. Hadad holds both a B.A. and an MBA from the College of Management Academic Studies in Rishon LeZion, Israel, and an M.A. in law from Bar-Ilan University, Israel. Mr. Hadad is also a certified public accountant in Israel.

Hillel Scheinfeld, Chief Operating Officer

Mr. Hillel Scheinfeld, 48, was appointed on July 25, 2019 by the Company’s board of directors to serve as its chief operating officer. Mr. Scheinfeld co-founded Viewbix in 2007, and thereafter served as its chief executive officer. Mr. Scheinfeld holds a B.A. in management information systems from Yeshiva University, New York.

Involvement in Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or incoming director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the Common Stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

Composition of the Board

The board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink Sheets under the symbol “VRCP” and we submitted an application for a new symbol, which is currently pending approval. The OTC Pink Sheets does not have any requirements for establishing any committees. Additionally, our corporate financial affairs and corporate governance are simple in nature at this stage of development and each financial transaction is approved by our sole officer or director. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our board of directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Board leadership structure and role in risk oversight

Our Board currently consists of two members, Alon Dayan and Eyal Ben-Ami. Mr. Dayan also serves as our chief executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on review of the copies of such forms, as of the Closing Date, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

As of the filing of this Schedule 14f-1, the Company does not pay its officers and/or directors any salary or consulting fee. The Company does not anticipate paying compensation to its officers and/or director. The Company does not have any employment agreements with its officers and/or directors. We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

New Service Agreements

The Company entered into separate service agreements with Gadi Levin, our former chief financial officer, and Eyal Ben-Ami, formerly a director of the Company, respectively. The Company’s service agreements provide as follows: (i) the agreement with Gadi Levin for serving as CFO of the Company and its new Israeli subsidiary provides for monthly cash compensation of $7,500, reduced to $3,750 from October 1, 2018; and (ii) the agreement with Eyal Ben-Ami for serving as a director of the Company provides for the payment of monthly cash compensation of $1,250, payable quarterly on the first day of each fiscal quarter.

Director’s Compensation

Other than with respect to the service agreement with Mr. Ben-Ami, a director referenced above, our directors are not entitled to receive compensation for service rendered to us or for meeting(s) attended except for reimbursement of out-of-pocket expenses. There is no formal or informal arrangements or agreements to compensate employee directors for service provided as a director; however, compensation for new non-employee directors is determined on an ad hoc basis by the existing members of the board of directors at the time a director is elected.

Employment Contracts

We do not have any formal employment agreement with any of our officers. Any future compensation will be determined by the board of directors, and, as appropriate, an employment agreement will be executed. We do not currently have plans to pay any compensation until such time as the Company maintains a positive cash flow.

Outstanding Equity Awards

There were no equity awards outstanding as of the end the year ended December 31, 2018.

Option Grants

During the year ended December 31, 2018, the board of directors did not authorize the issuance of stock options to executive officers and directors to purchase shares of our Common Stock.

Aggregated Option Exercises and Fiscal Year-End Option Value

There were no stock options exercised during the year ending December 31, 2018 by our executive officers.

Long-Term Incentive Plan (“LTIP”) Awards

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Indebtedness of Management

No officer, director or security holder known to us to own of record or beneficially more than 5% of our Common Stock or any member of the immediate family or sharing the household (other than a tenant or employee) of any of the foregoing persons is indebted to us in the years 2018 and 2017.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no arrangements or understandings between any of the Company’s directors or executive officers, and any other persons, pursuant to which each of them was selected as a director or officer of the Company. There are no familial or related party relationships or any other related party transactions between the Corporation and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal shareholders.

Stockholders Communications with Directors

Stockholders who want to communicate with our Board director can write to:

VIRTUAL CRYPTO TECHNOLOGIES, INC.

11 Ha’amal Street

Tel Aviv, Israel

Tel: +972 3-600-3375

Your letter should indicate that you are a shareholder of our company. Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;
●	Attempt to handle the inquiry directly; or
●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the board of directors, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Virtual Crypto Technologies, Inc.

By:	/s/ Alon Dayan
Name:	Alon Dayan
Title:	Director

Date: July 25, 2019